Grupo PRISA

To: Mr. Paul Dudek

Office of International Corporate Finance
Securities Exchange Comission

No. Fax: 1-202-942.96.24

From: Mr. Miguel Satrústegui

Promotora de Informaciones, S.A.

No. Fax: 91.330.10.70

Date: 15/09/03

No. of pages (including this one): - 96-

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A. Notification of a press release, dated July 17, 2003, regarding the intention expressed by Grupo PRISA to reorientate its investments in Bolivia once it has resolved its dispute with Grupo Garafulic. The notification (in Spanish) is attached as Item 1. An English language press release is attached as Item 2. The English version of the press release was not filed with the CNMV.

B. Notice of significant event (*Comunicación de hecho relevante*), dated July, 23, 2003, regarding the first semi- annual report of the year 2003. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 3. An English language press release regarding the subject matter of the *Comunicación de hecho relevante* is attached as Item 4. The English version of the press release was not filed with the CNMV.

C. Notice of significant event (*Comunicación de hecho relevante*), dated July, 30, 2003, regarding a press release published by the subsidiaries of Prisa in Bolivia. The *Comunicación*

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de hecho relevante (in Spanish) is attached as Item 5. No English translations, versions or summaries of this document has been prepared.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

Enclosures